WNS Names Deepak Sogani as Chief Financial Officer

Mumbai, India, and New York, December 4, 2012 -WNS (Holdings) Limited (WNS) (NYSE:WNS), a leading provider of global Business Process Outsourcing (BPO) services, today announced that Deepak Sogani, 46, has joined as its group Chief Financial Officer (CFO), effective December 3, 2012. Mr. Sogani will be responsible for WNS’s global finance function, and will report directly to Keshav Murugesh, WNS’s Group CEO.

“We are pleased to welcome Deepak to the WNS team, and believe his unique combination of capability and experience will be a tremendous asset to the company,” said Mr. Murugesh. “His track record as a CFO and knowledge of the offshore services space will make Deepak an excellent fit to lead the finance function as WNS continues to grow and evolve,” he added.

“I believe that WNS is well positioned for success in the global BPO space,” said Mr. Sogani. “I am excited to join WNS at this important juncture, and look forward to working with Keshav and the entire WNS team to help define its future and accelerate business momentum,” he added.

Mr. Sogani is an engineer from IIT, Delhi and an MBA from IIM, Ahmedabad. He brings in over 20 years of experience in finance and business management. He joins WNS from Dalmia Bharat Limited, the holding company of a diversified group with annual revenue of about $1 billion, where he was designated as an Executive Director reporting to the Group CEO. Prior to Dalmia, Mr. Sogani held CFO positions at Times Internet Ltd., Sutherland Global Services Ltd., and Patni Computer Systems Ltd.

About WNS
WNS (Holdings) Limited (NYSE: WNS), is a leading global business process outsourcing company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics and Healthcare and Utilities. WNS delivers an entire spectrum of business process outsourcing services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. As of September 30, 2012, WNS had 25,714 professionals across 30 delivery centers worldwide including Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visitwww.wns.com.

Safe Harbor Provision
This document includes information which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events. Factors that could cause actual results to differ materially from those expressed or implied are discussed in our most recent Form 20-F and other filings with the Securities and Exchange Commission. WNS undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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David Mackey Corporate SVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 201 942 6261 ir@wns.com	Sumi Gupta Public Relations WNS (Holdings) Limited +91 (22) 4095 2263 sumi.gupta@wns.com ; pr@wns.com